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                              September 30, 2022

       Sew Wen Chean
       Chief Executive Officer
       Jocom Holdings Corp.
       Unit No. 11-1, Level 11, Tower 3, Avenue 3
       Bangsar South, No. 8 Jalan Kerinchi,
       59200 Kuala Lumpur, Malaysia

                                                        Re: JOCOM HOLDINGS
CORP.
                                                            Registration
Statement on Form S-1
                                                            Filed September 8,
2022
                                                            File No. 333-265850

       Dear Mr. Chean:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1A filed September 8, 2022

       Cover page

   1. Please revise to disclose that your Chief Financial Officer, Ms. Chua Hwee Ping, will be deemed to be an
underwriter of this offering. In this regard, we note your disclosure in the second paragraph that
shares offered by the Company will be sold on your behalf by your
                                                        Chief Executive Officer
and Director, Mr. Sew Wen Chean, who is deemed to be an
                                                        underwriter of this
offering, as well as disclosure in the seventh paragraph that Ms. Chua
                                                        Hwee Ping will also be
selling shares of common stock on behalf of the Company with no reference to being
deemed an underwriter. Similarly, please state that Ms. Chua Hwee
                                                        Ping will not receive
commissions or proceeds in exchange for selling shares on the
                                                        Company's behalf.
Please include such disclosure regarding Ms. Chua Hwee Ping's role in
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FirstName LastNameSew   Wen Chean
Jocom Holdings  Corp.
Comapany 30,
September NameJocom
              2022    Holdings Corp.
September
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         the offerings on page 2, as well, where you discuss Mr. Sew Wen Chean's role in the offerings.
2. Please revise to disclose the company's net proceeds on a per share basis, and the selling shareholders' net proceeds on a per share basis and for the total amount of the offering.
         Refer to Item 501(b)(3) of Regulation S-K.
Prospectus Summary, page 1

3. Please revise you disclosure to state as you do on page 19 that Jocom Holdings Corp., a
         Nevada Corporation, is a company that operates through its wholly owned subsidiary,
         Jocom Holdings Corp., a Company organized in Labuan, Malaysia.
4. Please revise to expand disclosure related to your sole client, including the name of the customer and the related party information required by Item 404 of Regulation S-K. In addition, file your agreements with this client as exhibits to your registration statement, or tell us why you do not believe that they are material agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.
5. Please revise here and in your "Description of Business" to describe your proprietary
         Jocom Holdings Corp technology referenced throughout your risk factors disclosure.
Our business operations may be materially and adversely affected by the outbreak of the
Coronavirus..., page 4

6. We note your disclosure that you are "unable to accurately predict" the impact that
         COVID-19 will have in the future due to various uncertainties. To the extent material, please revise this section to disclose and quantify the impact that the COVID-19 pandemic has had on your business since inception. Please make conforming updates throughout this prospectus.
Risk Factors
Risks Relating to Our Company and Our Industry, page 4

7. Please revise to include conflict of interest risk factor disclosure associated with Ms. Chua
         Hwee Pin selling shares of common stock on behalf of the Company simultaneously with selling shares of common stock in the Company from her own personal account.
8. Please revise to add risk factor disclosures to address the risks investors should consider in light of your disclosure on page 17 that your operating office is set up in Malaysia and on page 30 that the majority of your shareholders are foreign parties, all of which do not reside in the United States.
Currency exchange rate fluctuations may increase our costs, page 6

9. Please include risk factor disclosure about the risks to you posed by inflationary pressures.
         In this regard, identify the types of inflationary pressures you are facing and how your
 Sew Wen Chean
FirstName LastNameSew   Wen Chean
Jocom Holdings  Corp.
Comapany 30,
September NameJocom
              2022    Holdings Corp.
September
Page 3    30, 2022 Page 3
FirstName LastName
         business has been and might be affected. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures. We lack risk management methods..., page 6

10.      Please provide a brief description of your    financial ecosystem
provider business model
         so that it is clear to investors how your business model is or is intended to be a financial ecosystem and/or a data analytic system. In this regard, we note your disclosure on page
         19 that Jocom Holdings Corp currently provides data analytic services with plans to expand by developing a logistic prediction algorithm and mobile commerce platforms.
We will require additional funding to satisfy our future capital needs..., page
10

11. Please revise here and in your Prospectus Summary to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. Please also disclose your current cash on hand, related-party loan and total current liabilities.
Cash Flows from Investing Activities, page 16

12.      Please revise to briefly describe the    intangible asset    which you
purchased for $1.
Management's Discussion and Analysis
Liquidity and Capital Resources, page 16

13. Please expand your disclosure here to quantify your material cash requirements, including additional commitments for capital expenditures for the next 12 months and identify any known trends or events that are reasonably likely to result in a change in your capital resources. Also revise page 17 to provide the estimated amount of cash that will be required to accomplish each step described in the Plan of Operations, as well as time frames in which you plan to accomplish each step in the Plan of Operations.
Certain Relationships and Related Transactions, page 30

14.      Please revise to briefly discuss Ms. Chua Hwee Ping   s interest in
the Malaysia Company
         which you acquired.
General

15. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B, of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Sew Wen Chean
Jocom Holdings Corp.
September 30, 2022
Page 4

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222
with any questions.



FirstName LastNameSew Wen Chean                            Sincerely,
Comapany NameJocom Holdings Corp.
                                                           Division of
Corporation Finance
September 30, 2022 Page 4                                  Office of Trade &
Services
FirstName LastName